UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-51666

CUSIP NUMBER 84649

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 28, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Spansion Inc.
Full Name of Registrant

Former Name if Applicable

915 DeGuigne Drive, P.O. Box 3453
Address of Principal Executive Office (Street and Number)

Sunnyvale, CA 94088-3453
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

As disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2009 by Spansion Inc. (the “Company”), the Company and each of its domestic subsidiaries filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware on March 1, 2009 (the “Bankruptcy Filing”).

In the months leading up to and since the Bankruptcy Filing, the Company has been principally engaged in addressing bankruptcy-related matters, negotiating with creditors and potential strategic partners, and reformulating its business strategy in an effort to emerge from bankruptcy. The Company’s financial, accounting and administrative personnel have devoted substantially all of their time to the maintenance of the Company’s ongoing operations, including the development and implementation of the Company’s post-petition business strategy, as well as the completion of the year-end audit process and the preparation and filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008, which has not yet occurred. The Company’s ability to address all of these matters concurrently has been further hindered by the substantial reduction in force executed by the Company on February 23, 2009.

As a result of the increased burdens placed upon the Company’s financial, accounting and administrative staff, the Company has been unable to timely complete its quarterly financial reporting process for the fiscal quarter ended March 28, 2009. However, the Company intends to file its quarterly report on Form 10-Q for the fiscal quarter ended March 28, 2009 as soon as practicably possible after completion of its financial reporting processes.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nancy Richardson	(408)	616-3725
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 28, 2008.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company expects that there will be significant changes in the results of operations from the corresponding period for the last fiscal year related to the Company’s bankruptcy proceeding and the corporate reorganization proceeding in Japan for the Company’s Japanese subsidiary, Spansion Japan Limited. The Company expects these changes to include, among other things, the inability of the Company to continue consolidating Spansion Japan’s results of operations with the Company’s financial results on a go-forward basis due to Spansion Japan’s corporate reorganization proceeding, and significant restructuring employment termination costs incurred as the Company continues its restructuring process. As of the date of this Form 12b-25, the Company has not completed its financial reporting process for the fiscal quarter ended March 28, 2009, so it is not yet in a position to quantify these differences between the comparable periods.

Spansion Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 8, 2009	By	/s/ John H. Kispert
John H. Kispert
President, Chief Executive Officer and Interim Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).